Exhibit 99.1

Yalla Group Limited Announces Unaudited First Quarter 2026 Financial Results

DUBAI, UAE, May 18, 2026 /PRNewswire/ -- Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the largest Middle East and North Africa (MENA)-based online social networking and gaming company, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Financial and Operating Highlights

•
Revenues were US$79.0 million in the first quarter of 2026, compared with US$83.9 million in the first quarter of 2025.
o
Revenues generated from chatting services in the first quarter of 2026 were US$48.1 million.
o
Revenues generated from games services in the first quarter of 2026 were US$30.3 million.
•
Net income was US$28.4 million in the first quarter of 2026, compared with US$36.4 million in the first quarter of 2025. Net margin1 was 35.9% in the first quarter of 2026.
•
Non-GAAP net income2 was US$33.3 million in the first quarter of 2026, compared with US$39.1 million in the first quarter of 2025. Non-GAAP net margin3 was 42.1% in the first quarter of 2026.
•
Average MAUs4 increased by 7.7% to 48.0 million in the first quarter of 2026, compared with 44.6 million in the first quarter of 2025.
•
The number of paying users5 was 10.5 million in the first quarter of 2026, compared with 11.8 million in the first quarter of 2025.

Key Operating Data	For the three months ended
	March 31, 2025	March 31, 2026

Average MAUs (in thousands)	44,555	48,007

Paying users (in thousands)	11,787	10,476

1 Net margin is net income as a percentage of revenues.

2 Non-GAAP net income represents net income excluding share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections titled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

3 Non-GAAP net margin is non-GAAP net income as a percentage of revenues.

4 “Average MAUs” refers to the average monthly active users in a given period, calculated by dividing (i) the sum of active users for each month of such period by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our main mobile applications at least once during a given period; main mobile applications are mobile applications that have exceeded the 0.5 million average MAUs threshold at least once.

5 “Paying users” refers to registered users who played a game or purchased our virtual items or upgraded services using virtual currencies on our main mobile applications at least once in a given period, except for users who received all of their virtual currencies directly or indirectly from us for free. “Registered users” refers to users who have registered accounts on our main mobile applications as of a given time; a registered user is not necessarily a unique user, as an individual may register multiple accounts on our main mobile applications.

“We delivered resilient first quarter results despite the shifting macro environment and the impact of Ramadan,” said Mr. Tao Yang, Founder, Chairman and CEO of Yalla. “Refined operations and strong execution of focused market strategies drove a 7.7% year-over- year increase in average MAUs to 48 million, a notable uptick demonstrating our growing reach and deepening user engagement. Our core product ecosystem performed steadily, while our gaming business reinforced its position as the Company’s key growth engine. We continued to invest in our mid- and hard-core games, with the official launch of our SLG game garnering encouraging early feedback and our match-3 game, Turbo Match, progressing smoothly.

“We also elevated our regional presence through strategic partnerships and high-level industry engagement. As part of our partnership with the Saudi Esports Federation, in April we served as the Presenting Partner of Yalla Saudi eLeague Women 2026, promoting local women’s participation in esports and exploring the significant growth opportunities in this strategically important region. Looking ahead, we will continue to maximize synergies between our social and gaming ecosystems and strengthen our AI capabilities to enrich user experience, extend user lifetime value, and drive operational leverage. We remain confident in our resilience and ability to capture market opportunities, creating sustainable value for all stakeholders.”

Ms. Karen Hu, CFO of Yalla, commented, “In the first quarter, we continued to focus on efficiency enhancement and pursue high-quality development. Total revenues were US$79.0 million, in line with our expectations, with revenues from games services growing to US$30.3 million, accounting for 38.3% of total revenues. Net income was US$28.4 million, and non-GAAP net income was US$33.3 million with a net margin of 42.1%. Supported by our strong balance sheet and healthy cash flow, we will continue returning value to our shareholders while investing strategically in business development, driving high-quality growth and long-term value creation.”

First Quarter 2026 Financial Results

Revenues

Revenues were US$79.0 million in the first quarter of 2026, compared with US$83.9 million in the first quarter of 2025, primarily due to a decrease in paying users attributable to the impact of the recent geopolitical events in the broader region.

In the first quarter of 2026, revenues generated from chatting services were US$48.1 million, and revenues from games services were US$30.3 million.

Costs and expenses

Total costs and expenses were US$55.5 million in the first quarter of 2026, compared with US$52.7 million in the first quarter of 2025.

Cost of revenues was US$26.5 million in the first quarter of 2026, a 9.3% decrease from US$29.2 million in the first quarter of 2025, primarily due to lower commission fees paid to third-party payment platforms. Cost of revenues as a percentage of total revenues decreased to 33.5% in the first quarter of 2026 from 34.8% in the first quarter of 2025.

Selling and marketing expenses were US$9.7 million in the first quarter of 2026, a 40.0% increase from US$6.9 million in the first quarter of 2025, primarily due to higher advertising and market promotion expenses attributable to the Company’s continued user acquisition efforts and expanding product portfolio. Selling and marketing expenses as a percentage of total revenues increased to 12.3% in the first quarter of 2026 from 8.3% in the first quarter of 2025.

General and administrative expenses were US$10.3 million in the first quarter of 2026, a 17.9% increase from US$8.7 million in the first quarter of 2025, primarily due to an increase in share-based compensation and foreign exchange loss, partially offset by a decrease in incentive compensation. General and administrative expenses as a percentage of total revenues increased to 13.0% in the first quarter of 2026 from 10.4% in the first quarter of 2025.

Technology and product development expenses were US$9.1 million in the first quarter of 2026, a 16.2% increase from US$7.8 million in the first quarter of 2025, primarily due to an increase in salaries and benefits for our technology and product development staff, driven by an increase in the headcount to support the development of new businesses and our product portfolio expansion. Technology and product development expenses as a percentage of total revenues increased to 11.5% in the first quarter of 2026 from 9.3% in the first quarter of 2025.

Operating income

Operating income was US$23.5 million in the first quarter of 2026, compared with US$31.2 million in the first quarter of 2025.

Non-GAAP operating income6

Non-GAAP operating income in the first quarter of 2026 was US$28.4 million, compared with US$34.0 million in the first quarter of 2025.

Interest income

Interest income was US$5.9 million in the first quarter of 2026, compared with US$6.6 million in the first quarter of 2025.

Investment loss

Investment loss was US$0.4 million in the first quarter of 2026, compared with US$17.7 thousand in the first quarter of 2025, primarily due to fluctuations in the fair value of wealth management products.

Income tax expense

Income tax expense was US$0.6 million in the first quarter of 2026, compared with US$1.4 million in the first quarter of 2025.

Net income

Net income was US$28.4 million in the first quarter of 2026, compared with US$36.4 million in the first quarter of 2025.

Non-GAAP net income

Non-GAAP net income in the first quarter of 2026 was US$33.3 million, compared with US$39.1 million in the first quarter of 2025.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.19 and US$0.16, respectively, in the first quarter of 2026, while basic and diluted earnings per ordinary share were US$0.23 and US$0.20, respectively, in the first quarter of 2025.

Non-GAAP earnings per ordinary share7

Non-GAAP basic and diluted earnings per ordinary share were US$0.22 and US$0.19, respectively, in the first quarter of 2026, compared with US$0.25 and US$0.22, respectively, in the first quarter of 2025.

Cash and cash equivalents, restricted cash, term deposits and short-term investments

As of March 31, 2026, the Company had cash and cash equivalents, restricted cash, term deposits and short-term investments of US$806.7 million, compared with US$754.6 million as of December 31, 2025.

6 Non-GAAP operating income represents operating income excluding share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections titled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

7 Non-GAAP earnings per ordinary share is non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by the weighted average number of basic and diluted shares outstanding. Non-GAAP net income attributable to Yalla Group Limited’s shareholders represents net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. Non-GAAP earnings per ordinary share and non-GAAP net income attributable to Yalla Group Limited’s shareholders are non-GAAP financial measures. See the sections titled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Share repurchase program

Pursuant to the Company’s share repurchase program beginning on May 21, 2021, with an extended expiration date of May 21, 2026 (the “2021 Program”), the Company repurchased 1,460,989 American depositary shares (“ADSs”), representing 1,460,989 Class A ordinary shares, from the open market with cash for an aggregate amount of approximately US$9.7 million, in the first quarter of 2026. As of March 31, 2026, the Company had cumulatively completed cash repurchases in the open market of 17,143,162 ADSs, representing 17,143,162 Class A ordinary shares, for an aggregate amount of approximately US$115.7 million, since the inception of the 2021 Program.

The Company will continue to execute its 2021 Program until May 21, 2026, upon which date the Company will begin executing its new share repurchase program authorized by the Company’s board of directors in March 2026, under which the Company may repurchase up to US$150 million worth of its outstanding ADS and/or Class A ordinary shares over the 24 months starting from March 9, 2026. The Company will provide an update on the progress of both programs in due course.

Outlook

For the second quarter of 2026, Yalla currently expects revenues to be between US$75.0 million and US$82.0 million.

The above outlook is based on current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Yalla Group Limited will hold a conference call on Monday, May 18, 2026, at 8:00 PM Eastern Time, 4:00 AM Dubai Time on Tuesday, May 19, 2026, or 8:00 AM Beijing Time on Tuesday, May 19, 2026, to discuss the financial results.

Participants should complete online registration using the link provided below before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Event Title: Yalla Group Ltd. First Quarter 2026 Earnings Conference Call

Registration Link: https://register-conf.media-server.com/register/BI2da0a6c7f4b54fc19ab854c822afa58a

Additionally, a live webcast of the conference call will be available on the Company's investor relations website at https://ir.yalla.com, and a replay of the webcast will be available following the session.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net margin as non-GAAP net income as a percentage of revenues. We define non-GAAP net income attributable to Yalla Group Limited’s shareholders as net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. We define non-GAAP earnings per ordinary share as non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by the weighted average number of basic and diluted shares outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of GAAP and non-GAAP results are set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the largest MENA-based online social networking and gaming company, in terms of revenues in 2022. The Company operates two flagship mobile applications, Yalla, a voice-centric group chat platform, and Yalla Ludo, a casual gaming application featuring online versions of board games, popular in MENA, with in-game voice chat and localized Majlis functionality. Building on the success of Yalla and Yalla Ludo, the Company continues to add engaging new content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users' evolving online social networking and gaming needs. Through its holding subsidiary, Yalla Game Limited, the Company has expanded its capabilities in mid-core and hard-core games in the MENA region, leveraging its local expertise to bring innovative gaming content to its users. In addition, the growing Yalla ecosystem includes YallaChat, an IM product tailored for Arabic users, WeMuslim, a product that supports Arabic users in observing their customs, and casual games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in MENA. Yalla is also actively exploring outside of MENA with Yalla Parchis, a Ludo game designed for the South American markets. Yalla's mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to detail and localized appeal that profoundly resonates with users.

For more information, please visit: https://ir.yalla.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yalla.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2025	March 31, 2026
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	526,972,019	368,953,281
Restricted cash	1,625,525	1,652,268
Term deposits	84,800,000	120,000,000
Short-term investments	141,251,128	316,052,381
Prepayments and other current assets	41,659,226	29,568,861
Total current assets	796,307,898	836,226,791
Non-current assets
Property and equipment, net	14,976,818	14,875,625
Intangible asset, net	728,348	667,104
Operating lease right-of-use assets	1,902,655	2,446,814
Long-term investments	82,053,772	56,242,491
Other assets	250,000	500,000
Total non-current assets	99,911,593	74,732,034
Total assets	896,219,491	910,958,825

LIABILITIES
Current liabilities
Accounts payable	1,066,625	884,186
Deferred revenue, current	55,178,093	53,986,908
Operating lease liabilities, current	357,525	798,145
Amounts due to a related party	44,177	24,046
Income taxes payable	1,319,111	1,750,137
Accrued expenses and other current liabilities	30,350,120	20,385,644
Total current liabilities	88,315,651	77,829,066
Non-current liabilities
Deferred revenue, non-current	1,837,543	1,762,983
Operating lease liabilities, non-current	1,095,245	1,386,639
Deferred tax liabilities	2,924,137	3,032,062
Total non-current liabilities	5,856,925	6,181,684
Total liabilities	94,172,576	84,010,750

EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares	13,441	13,441
Class B Ordinary Shares	2,473	2,473
Additional paid-in capital	339,199,644	344,098,968
Treasury stock	(42,497,929)	(49,915,895)
Accumulated other comprehensive loss	(1,636,586)	(460,218)
Retained earnings	515,197,658	542,009,324
Total shareholders’ equity of Yalla Group Limited	810,278,701	835,748,093
Non-controlling interests	(8,231,786)	(8,800,018)
Total equity	802,046,915	826,948,075
Total liabilities and equity	896,219,491	910,958,825

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	US$	US$	US$
Revenues	83,876,767	83,860,924	79,006,789
Costs and expenses
Cost of revenues	(29,200,423)	(26,349,923)	(26,473,813)
Selling and marketing expenses	(6,943,268)	(9,362,742)	(9,722,665)
General and administrative expenses	(8,695,308)	(12,052,397)	(10,251,576)
Technology and product development expenses	(7,828,137)	(9,474,910)	(9,097,323)
Total costs and expenses	(52,667,136)	(57,239,972)	(55,545,377)
Operating income	31,209,631	26,620,952	23,461,412
Interest income	6,561,180	6,008,731	5,884,059
Government grants	63,433	201,230	67,165
Investment (loss) income	(17,702)	1,101,141	(432,522)
Income before income taxes	37,816,542	33,932,054	28,980,114
Income tax (expense) benefit	(1,437,077)	601,477	(620,089)
Net income	36,379,465	34,533,531	28,360,025
Net loss attributable to non-controlling interests	711,935	327,002	575,459
Net income attributable to Yalla Group Limited’s shareholders	37,091,400	34,860,533	28,935,484
Earnings per ordinary share
——Basic	0.23	0.23	0.19
——Diluted	0.20	0.20	0.16
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	159,186,659	153,979,633	152,975,006
——Diluted	182,187,686	178,066,658	177,171,652

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	US$	US$	US$
Cost of revenues	1,326,085	1,060,328	2,150,971
Selling and marketing expenses	171,028	144,874	440,566
General and administrative expenses	1,130,507	1,068,269	2,161,700
Technology and product development expenses	119,474	43,907	146,087
Total share-based compensation expenses	2,747,094	2,317,378	4,899,324

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	US$	US$	US$
Operating income	31,209,631	26,620,952	23,461,412
Share-based compensation expenses	2,747,094	2,317,378	4,899,324
Non-GAAP operating income	33,956,725	28,938,330	28,360,736

Net income	36,379,465	34,533,531	28,360,025
Share-based compensation expenses, net of tax effect of nil	2,747,094	2,317,378	4,899,324
Non-GAAP net income	39,126,559	36,850,909	33,259,349

Net income attributable to Yalla Group Limited’s shareholders	37,091,400	34,860,533	28,935,484
Share-based compensation expenses, net of tax effect of nil	2,747,094	2,317,378	4,899,324
Non-GAAP net income attributable to Yalla Group Limited’s shareholders	39,838,494	37,177,911	33,834,808

Non-GAAP earnings per ordinary share
——Basic	0.25	0.24	0.22
——Diluted	0.22	0.21	0.19
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	159,186,659	153,979,633	152,975,006
——Diluted	182,187,686	178,066,658	177,171,652